SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement of Commencement of Tender Offer for Shares of DAIKYO INCORPORATED (Securities Code: 8840)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Director,
Executive Officer
ORIX Corporation

Announcement of Commencement of Tender Offer for Shares of DAIKYO INCORPORATED

(Securities Code: 8840)

TOKYO, Japan - October 26, 2018 - ORIX Corporation (“ORIX”) announced today that it decided to acquire shares of common stock in DAIKYO INCORPORATED (First Section of the Tokyo Stock Exchange, Inc. (the “TSE”), Securities Code: 8840; the “Target Company”) (such shares, the “Target Company Common Shares”) through a tender offer (the “Tender Offer”) with details as described below.

1.    Purpose of the Tender Offer

(1)	Outline of the Tender Offer

As of today, the Offeror directly holds 53,749,006 Target Company Common Shares listed on the First Section of the TSE as well as 1,000,000 Preferred Shares (Note 1) (ownership ratio (Note 2): 67.92% (Note 3)), and holds a total of 53,766,527 Target Company Common Shares, including those indirectly held by the Offeror through its wholly-owned subsidiary ORIX Management Information Center Corporation (“ORIX MIC”) (Note 4) (17,521 shares; ownership ratio: 0.02%), as well as the 1,000,000 Preferred Shares (ownership ratio: 67.95%), making the Target Company a consolidated subsidiary of the Offeror. The Offeror has recently decided to conduct the Tender Offer as part of the transaction intended to make the Target Company a wholly-owned subsidiary of the Offeror by acquiring all Target Company Common Shares (excluding those held by the Offeror and the treasury shares held by the Target Company; the same applies hereinafter) (the “Transaction”).

Note 1:

While the Target Company has issued Class 1 Preferred Shares (1,000,000 shares) (the “Preferred Shares”) in addition to the Target Company Common Shares, the Preferred Shares are not subject to the Tender Offer since all of the issued Preferred Shares are held by the Offeror (Note 5). The Preferred Shares have no rights to vote at the general meeting of shareholders but have rights to demand delivery of Target Company Common Shares in exchange for acquisition of Preferred Shares (the “Rights to Demand Acquisition”).

Note 2:

“Ownership ratio” means the percentage owned of the total number of issued Target Company Common Shares as of September 30, 2018 (84,354,273 shares) stated in the Q2 Financial Statements (Japanese GAAP) (consolidated) for Y.E. March 2019 released today by the Target Company (the “Target Company’s Financial Statements”) less the number of treasury shares held by the Target Company as of October 22, 2018 (4,686,077 shares) (79,668,196 shares) plus the number of shares calculated by converting all of the Preferred Shares to Target Company Common Shares assuming that all Rights to Demand Acquisition attached to the 1,000,000 Preferred Shares that have been issued as of today were exercised (Note 6) (1,137,656 shares) (80,805,852 shares) (rounded to two decimal places; the same applies hereinafter unless otherwise specified). While the number of treasury shares held by the Target Company as of September 30, 2018 was 4,354,872 shares, the Target Company completed the acquisition of 331,200 Target Company Common Shares on October 22, 2018 as described in the press release “Announcement of the Status and Completion of Acquisition of Treasury Shares (Acquisition of Treasury Shares in accordance with Article 37 of Our Articles of Incorporation under Article 459, Paragraph 1, Item (i) of the Companies Act)” issued by the Target Company on October 23, 2018, as well as, according to the Target Company, having acquired five Target Company Common Shares in response to demand for purchase of shares less than one unit, resulting in an increase in the number of treasury shares held by the Target Company to 4,686,077 shares as of the said date.

Note 3:

This figure has been calculated by using the following as the numerator: (i) the number of Target Company Common Shares directly held by the Offeror as of today (53,749,006 shares); plus (ii) the number of Target Company Common Shares that would be converted from all Preferred Shares if the Rights to Demand Acquisition attached to 1,000,000 issued Preferred Shares directly held by the Offeror were exercised (Note 6) (1,137,656 shares) (the same applies hereinafter unless otherwise specified).

Note 4:

ORIX MIC, a wholly-owned subsidiary of the Offeror, holds 17,521 Target Company Common Shares (ownership ratio: 0.02%). The Offeror has made no agreement or arrangement with ORIX MIC with respect to its application for the Tender Offer.

Note 5:

As described in “(4) Policy for organizational restructuring after the Tender Offer (matters relating to the ‘Two-Step Acquisition’)” below, the Offeror intends to transfer 50,000 of the Preferred Shares held by it to ORIX Asia Limited (“OAL”), a Group subsidiary of the Offeror, after execution of the Tender Offer.

Note 6:

According to the terms and conditions of issuance of the Preferred Shares, the number of Target Company Common Shares to be delivered in consideration of the Rights to Demand Acquisition is calculated by dividing: (i) the total issue price of the Preferred Shares submitted by the shareholder holding such Preferred Shares for demanding acquisition (Note 6); by (ii) the acquisition price (with any faction less than one share in the number of Target Company Common Shares to be delivered being discarded). According to the Target Company, the acquisition price as of today is 3,516 yen, which is used as the acquisition price throughout this press release; the same applies hereinafter with respect to the number of Target Company Common Shares to be delivered in consideration of the Rights to Demand Acquisition.

Note 7:	The total issue price of all issued Preferred Shares (1,000,000 shares) is 4 billion yen.

In the Tender Offer, the Offeror will purchase all share certificates, etc. offered for sale, etc. in response to the Tender Offer (“Tendered Share Certificates, Etc.”) without setting any maximum or minimum number of shares to be purchased.

Because the Offeror’s purpose is to make the Target Company a wholly-owned subsidiary of the Offeror, if the Offeror is unable to acquire all of the Target Company Common Shares through the Tender Offer, the Offeror intends to follow the procedures stated in “(4) Policy for organizational restructuring after the Tender Offer (matters relating to the ‘Two-Step Acquisition’)” below to become the sole shareholder of the Target Company Common Shares.

According to the “Statement of Support for the Tender Offer for Our Shares by Our Controlling Shareholder, ORIX Corporation, and Notice of Recommendation to Tender” issued by the Target Company today (the “Target Company’s Press Release”), the Target Company reached the conclusion that the best choice from the viewpoint of improving the Target Company’s enterprise value is to become a wholly-owned subsidiary of the Offeror through the Transaction, by taking the following factors comprehensively into consideration: (i) implementing the measures proposed by the Offeror as described in “(ii) Circumstances Leading to, and Purpose of, the Offeror’s Conduct of the Tender Offer” under “(A) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer” of “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer” below through conducting the Transaction and further utilizing the Offeror’s management resources would contribute to the further improvement of the Target Company’s enterprise value; (ii) considering the potential effects on the Target Company’s minor shareholders that would arise from the fact that implementing these measures may result in decrease in profits on a short-term basis and does not firmly guarantee achievement of profits on a mid- or long-term basis, it is not appropriate for the Target Company to implement these measures while maintaining a listed company status and to impose these risks on its minor shareholders; (iii) in light of the past status of collaboration between the Offeror and the Target Company, it is considered difficult for the Target Company to promptly implement these measures while maintaining a listed company status and to promptly realize the diversification of its real estate business; and (iv) based on the mutual complement between the Target Company and the Offeror in terms of personnel and core competencies and on the Offeror’s high public recognition and creditworthiness, disadvantages that would generally arise from a company’s delisting, such as effects on its employment, morale, reputation, brand, etc. as well as restrictions on the means of financing from the market, will be limited. The Target Company also judged that the price offered for the Target Company Common Shares in the Tender Offer (the “Tender Offer Price”) and other terms and conditions of the Tender Offer are appropriate, and that the Tender Offer represents an opportunity for the Target Company’s shareholders to sell their Target Company Common Shares at a reasonable price and on reasonable terms. Therefore, the Target Company, at its board of directors meeting held today, adopted a resolution to express its support for the Tender Offer and to recommend that shareholders of the Target Company tender shares in response to the Tender Offer.

For details of the resolution of the Target Company’s board of directors meeting described above, see the Target Company’s Press Release and “(E) Unanimous Approval of All Disinterested Directors of the Target Company” under “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” in “(B) Background of Valuation” under “(4) Basis for Valuation of Price for Tender Offer” in “2. Outline of the Tender Offer” below.

(2)	Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer

(A)   Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer

(i) Background of the Tender Offer

The Offeror was founded in April 1964 and established its operating base as a pioneer in the leasing industry. The Offeror listed on the Second Section of the Osaka Stock Exchange in April 1970, on the Second Section of the TSE in April 1971, and on the Second Section of the Nagoya Stock Exchange in March 1972. In February 1973, shares in the Offeror were designated as a First Section issue in both the TSE and the Osaka Stock Exchange. Due to the subsequent integration of the TSE and the Osaka Stock Exchange, the Offeror is listed on the First Section of the TSE as of today.

The Offeror has continued to expand its business lines by entering into new business fields, “from an adjacent field to the next adjacent field,” while responding to ever-diversifying customer needs and changes in the economic environment. The Offeror’s current business consists of six segments, namely, Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business (Note 1). In particular, the Real Estate segment has, by using its entry into the bachelors’ dormitory lease business in 1986 as a trigger, now expanded its business to include the real estate investment business, which involves office buildings, rental apartments, commercial facilities, logistics centers, etc., and further to include facility operation, such as the operation of inns and hotels, aquariums, golf courses, homes for senior citizens, and so on. The Real Estate segment of the Offeror Group is divided into two sections: the Offeror’s Real Estate Headquarters and ORIX Real Estate Corporation. The aforementioned real estate investment business is carried on by the Offeror’s Real Estate Headquarters and the aforementioned facility operation by ORIX Real Estate Corporation. As of March 31, 2018, the Offeror’s group consists of 831 consolidated subsidiaries (including, among others, variable interest entities and SPEs [i.e., entities established for a specific project]), including the Target Company, and 190 affiliates accounted for under the equity method (hereinafter the Offeror and its consolidated subsidiaries and its affiliates accounted for under the equity method are collectively referred to as the “Offeror Group”). The Offeror’s corporate philosophy is “constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.”

In May 2015, the Offeror set a policy to focus on profit growth, capital efficiency, and financial soundness on a mid-term basis, followed by efforts to realize further growth as a global corporation, aiming to achieve a net income attributable to ORIX Corporation shareholders target of 300 billion yen for the fiscal period ending March 2018 as a management indicator, to maintain ROE as an indicator of capital efficiency at or above 11%, and to maintain the credit rating of A in terms of financial soundness. The Group’s united efforts to achieve these goals resulted in a net income attributable to ORIX Corporation shareholders of 313.1 billion yen for the fiscal period ended March 2018, marking nine consecutive terms of profit growth and a record high profit. ROE was 12.1% and the credit rating of A was maintained, achieving all of the original management targets.

For the three-year period from the fiscal period ending March 2019 to that ending March 2021, the Offeror continues to set a mid-term management targets of focusing on profit growth, capital efficiency, and financial soundness. Specifically, the Offeror aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between of 4% and 8% as an indicator for profit growth, to maintain an ROE above 11% as an indicator for capital efficiency, and to maintain the credit rating of A as an indicator of financial soundness. The Offeror intends to continue its investment activities to achieve these goals, while currently working on the improvement of its portfolio.

The Offeror manages its business portfolio by dividing it into the aforementioned six segments. Furthermore, taking risk and capital requirements into account, Offeror categorizes these six segments into three categories, namely, “Finance,” “Operation” and “Investment”. Considering the current low-interest rate environment, the Offeror intends to focus on “Operation” and “Investment,” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

Note 1:	An outline of the business lineup in each segment is as follows:

Corporate Financial Services segment: Finance business, leasing business, and fee-based business.

Maintenance Leasing segment: Automobile leasing business, car rental business, car sharing business, and the business of renting and that of leasing electronic measuring instruments, IT-related instruments, etc.

Real Estate segment: Real estate development and leasing business, facility operation business, the business of managing portfolio of real estate investment corporations, and real estate investment advisory business.

Investment and Operation segment: Environment and energy business, principal investment business, debt collection business, and concession business.
Retail segment: Life insurance business, banking business, and card loan business.
Overseas Business segment: Leasing business, finance business, bond investment business, asset management business, and aircraft- and ship-related business.

On the other hand, the Target Company was established in 1964 as Daikyo Kanko Incorporated (now DAIKYO INCORPORTED), followed by the launch of the first of its series of Lions Mansion condominiums in 1968. In 1987, the Target Company went to the top of the industry for the first time in the number of units launched by a business, and remained at the top for the 29 consecutive years that followed and led the industry. Over such time, the Target Company also grew by expanding its business domain into real estate management, real estate brokerage, etc. The Target Company listed on the Second Section of the TSE in 1982, and achieved the designation of its shares as a First Section issue on the TSE in 1984. After some M&A projects, including the acquisition of Anabuki Construction Group in 2013, the Target Company Group’s performance is top in the industry, with the entire group supplying approximately 460,000 units of condominiums in accumulated total (as of the end of December 2017) and undertaking the management of approximately 530,000 units of condominiums on a contract basis (as of the end of March 2018). Currently, the Target Company is not only engaged in the condominium development business, mainly the sale of “Lions Mansion” and “Surpass Mansion” condominiums which are the Target Company’s brand condominiums, but also develops a business called “Lifetime Relation System,” in which the Target Company and its subsidiaries and affiliates (the “Target Company Group”; as of today, the Target Company Group consists of the Target Company and its 14 subsidiaries, including 10 domestic and four overseas subsidiaries, and its four affiliates, including three domestic and one overseas subsidiaries) provide services such as construction, sale, management, brokerage, lease, repair work, and renovation to consistently support its customers’ life cycles through an integrated system across the group.

The capital relationship between the Offeror and the Target Company started when the Offeror was appointed as the sponsor for the Target Company’s business revitalization plan after the Target Company suffered a significant amount of unrealized loss in real estate and other assets owned by it due to the collapse of the bubble economy and it was decided, in September 2004, that the Target Company would receive support from Industrial Revitalization Corporation of Japan and financial assistance of 176.5 billion yen in total from the Target Company’s main banks (consisting of debt forgiveness of 146.5 billion yen and debt equity swap valued at 30 billion yen). In January 2005, the Target Company entered into a capital and business alliance agreement with the Offeror and, in March the same year, allocated new shares of common stock valued at approximately 23 billion yen to the Offeror. The Offeror subscribed to all of these common shares as well as acquiring preferred shares (Classes 1, 2, and 4 for a total face value of 20 billion yen) in the Target Company from its preferred shareholders at that time, thereby becoming the largest shareholder of the Target Company with approximately 43.98% of all voting rights. The Target Company thus became the Offeror’s affiliate accounted for under the equity method.

The Target Company experienced poor financial performance for the fiscal period ending March 2009 and recorded an operating loss of approximately 44 billion yen, due to a significant worsening of the condominium market conditions triggered by the global financial crisis that occurred in 2008. Under these circumstances, the Target Company sought to streamline its consolidated subsidiaries by absorbing them as a measure for early realization of “double-pillar stock and flow businesses style of management”, which will allow the Target Company to flexibly respond to changes in the market environment. In addition, in March 2009 the Target Company issued preferred shares (Class 7 with a face value of 10 billion yen) to the Offeror to increase its equity capital. In March 2009, the Target Company entered into a share exchange agreement with ORIX Facilities Corporation, a wholly-owned subsidiary of the Offeror, the completion of which resulted in ORIX Facilities Corporation becoming a wholly-owned subsidiary of the Target Company. In consideration of this, the Target Company allocated and delivered Class 8 Preferred Shares (face value: approximately 9.4 billion yen) to the Offeror.

In February 2014, the Target Company became a consolidated subsidiary of the Offeror because the amount of the voting rights held by the Offeror in the Target Company increased to approximately 64.1% of the total voting rights of the Target Company upon the Offeror’s conversion to common shares of all the outstanding preferred shares except Class 1 (Classes 2, 4, 7, and 8) in the Target Company held by the Offeror.

In terms of business, on the other hand, it is the Offeror’s understanding that cooperation between the Offeror Group and the Target Company Group has been limited. While the Offeror’s Real Estate Headquarters and ORIX Real Estate Corporation cordinate information sharing with each other and have promptly shared management resources, the company-wide information sharing between the groups has not been sufficient since the two groups each operate as an independent listed enterprise and do not share the same decision-making process.

According to the Target Company’s Press Release, the Target Company Group has worked on the improvement of its enterprise value through reinforcing the alliance with the Offeror Group in terms of business (such as business transactions in contract building management and contract construction) and capital, while ensuring cooperation with the Offeror Group. As a result, the Target Company Group has been successful in: (i) converting its earnings structure from a business model consisting mainly of flow businesses, with the condominium business at the core, into “double-pillar stock and flow businesses style of management”, in which the existing flow businesses are well-balanced with stock businesses, such as real estate management and real estate brokerage; and (ii) the reinforcement and reconstruction of its financial base, which was damaged by the global financial crisis, as seen in the achievement of an equity ratio of 65.2% and a D/E ratio of 0.15 as of the end of March 2018.

Furthermore, based on the significant changes in the business environment surrounding the Target Company Group, such as the changes in demographics, the diversification of values, and evolution of technology, as well as new social problems that have arisen, such as the aging of buildings and residents, the increase in vacancy rate, and the dilution of local communication, and based also on the establishment of its “double-pillar stock and flow businesses style of management,” in October 2016 the Target Company Group established a mid-term business plan, “Make NEW VALUE 2021: Creation of New Values through Real Estate Solutions,” extending through the fiscal period ending March 2021 to step to the next stage. According to the mid-term business plan, the Target Company Group aims to “create new values through real estate solutions and to accumulate social assets to be passed down to the next generation, towards the realization of a stock-oriented society,” and has worked on a growth strategy centering around the expansion of the business domain, the utilization of assets, and the promotion of research and development.

(ii) Circumstances Leading to, and Purpose of, the Offeror’s Conduct of the Tender Offer

Even though the Offeror has promoted collaboration between the Offeror and the Target Company Group as described above, the Offeror’s understanding is that cooperation between the groups in terms of business has been limited. Specifically, while the Offeror’s Real Estate Headquarters and ORIX Real Estate Corporation coordinate information sharing with each other and have promptly shared management resources, the company-wide information sharing between the two groups has not been sufficient since the Offeror’s real estate business segment and the Target Company Group each operate as an independent listed enterprise and do not share the same decision-making process. The Offeror understands that, for this reason, they two groups are currently unable to make good use of their management resources, such as by maximizing business opportunities through sharing information on real estate purchases, making property referrals through brokerage arrangements, collaborating overseas and so on, or by expanding opportunities for growth through personnel exchanges.

The Offeror also considers that the changes in the business environment surrounding the Target Company Group will gain even more speed. The business environment surrounding their housing-related businesses has recently seen marked movements for the effective use of housing stock, providing a prospect for solid growth in the pre-owned condominium-related markets, such as the condominium renovation business and the condominium repair work business. On the other hand, the primary market of condominium is expected to see a continued declining trend in the number of units sold on a mid- and long-term basis and even fiercer competition than up to present, due to such factors as the accumulation of housing stock and the expected decrease in the number of households (excluding single-person households) which constitute the main customers of the Target Company Group. Considering the possibility that the business environment surrounding the Target Company Group’s real estate development business will become even harsher in the future, the Offeror considers that in order for the Target Company Group to expand its operating base and realize further growth on a mid- and long-term basis, the Target Company Group will have to collaborate with the Offeror Group and implement various measures, such as strategic M&A transactions of a certain scale, in addition to the expansion of its stock businesses that has been pursued thus far by the Target Company Group. Specifically, the basic policy is to implement the following measures.

(a)     Expansion and Growth of Businesses

i) Acceleration of the Development of Comprehensive Capabilities in the Real Estate Development Business

The Offeror Group has accumulated functions and know-how for developing and operating, various properties, such as office buildings, rental condominiums, commercial and logistics facilities, and hotels. On the other hand, the Target Company Group has functions and know-how for condominium development, construction, and repair as well as for real estate management and brokerage, among others.

The implementation of the Transaction will add the Target Company Group’s functions and know-how to the Offeror Group, which will establish the Offeror Group’a status as a comprehensive real estate group which is able to deal with all types of real estate development. It is also expected that the Target Company Group’s playing a role, through its real estate development business, as a member of the Offeror Group in large scale, mixed use development projects implemented by the Offeror Group will lead to an increase in the number of large-scale development projects in the housing development business conducted by the Target Company, which is also expected to allow the Target Company Group to promptly improve its comprehensive capabilities in the real estate development business through accumulation of experience and know-how in large-scale complex development projects.

The Offeror also believes that integration of the Target Company Group into the Offeror Group by making the Target Company a wholly-owned subsidiary of the Offeror will promote a wide range of developments that are particularly suited for specific locations by developing a system which allows for the close sharing of information on land and properties obtained by the Target Company Group and the Offeror Group, thereby realizing even closer collaboration between the two groups than up to present.

The Offeror expects that this will, at the same time, contribute to the expansion of the Target Company Group’s stock businesses in real estate management and real estate brokerage by increasing business opportunities through expanding the scope of the development business, which is at the starting point of the Target Company Group’s value chain.

ii) Expansion of the Existing Businesses in Real Estate Brokerage and Real Estate Management

The Offeror believes that utilizing the Offeror Group’s sales network and well-connected corporate customer network, etc. based on its 1,468 domestic centers will increase opportunities for the Target Company Group to purchase corporate-owned properties requiring whole-building renovation/conversion, such as company housing, rental condominiums, and office buildings. The Offeror also believes that the Target Company Group’s sales brokerage business, in which residential spaces of condominium have been the main subject of business thus far, is expected to be expanded through the Transaction into various types of real estate categories, which will contribute to the expansion of their real estate brokerage business. Similarly, as for the Target Company Group’s real estate management business which consists of services such as building maintenance and repair work, the Transaction will allow for continuous receipt of new orders from a broad range of real estate categories other than condominiums, which will contribute to the expansion of their real estate management business as well.

iii) Acquisition of Overseas Business Opportunities

The Offeror Group has 716 centers in 38 countries/regions worldwide. The Offeror believes that utilization of this network as well as connections with the Offeror Group’s key partners in many countries that have been developed by the group will help create new business opportunities for the Target Company Group’s overseas businesses that are currently doing at three centers – in Australia, Hong Kong, and Taiwan.

(b)     Further Acceleration of Growth

i) Increase in the Number of and Active Utilization of M&A Opportunities

The Offeror has functions and know-how about M&A and has a broad information network in and outside Japan. The Offeror expects that the Target Company Group’s utilization of these resources may secure new opportunities for M&A. The Offeror also expects that even projects whose size makes it difficult for the Target Company Group to conduct them on its own may become possible by using the Offeror’s funds or other resources, such as operational support or joint investment. The Offeror believes that using these M&A transactions as a means is likely to further accelerate, and increase the extent of, the measures described in “(a) Expansion and Growth of Businesses” above.

ii) Provision of Growth Opportunities to Officers and Employees of the Target Company Group

The Offeror believes that the Transaction will allow for personnel allocation to various businesses and operations in the Offeror Group and for the provision of growth opportunities to its officers and employees. The Offeror expects that this will enable them to acquire a broad range of new skills, which is likely to contribute to the improvement of the satisfaction of these officers and employees as well as to the further growth of the Target Company Group.

The Offeror believes that the realization of information sharing, personnel exchanges, etc. which make use of the Group’s comprehensive abilities, such as the measures described above, will contribute to the improvement of the enterprise value of the Offeror Group as a whole, including the Target Company Group. Since the current alliance between the Offeror Group’s real estate segment and the Target Company Group is not sufficient to realize the measures described above due to the problem described in “(i) Background of the Tender Offer” above, i.e., that the company-wide information sharing between the Offeror and the Target Company has not been sufficient since the they each operate as an independent listed enterprise and do not share the same decision-making process, the Offeror reached a conclusion that it is necessary to promote drastic changes in the cooperation within the group by making the Target Company a wholly-owned subsidiary of the Offeror.

The Offeror also believes that conducting the Transaction at this point when the Target Company’s performance has been steady will advance the interests of the Target Company’s minority shareholders by providing them with a reasonable opportunity to sell their shares without imposing on them the risks involved in the market environment, etc. resulting from the future realization of the measures, because a temporary reduction in profits may occur due to upfront investments, including M&A transactions intended to realize the measures, and because uncertainties will arise from large scale M&A transactions.

Based on the above considerations, the Offeror concluded that it would be desirable to make the Target Company a wholly-owned subsidiary of the Offeror, and appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third-party appraiser independent from the Offeror and the Target Company, and Nishimura & Asahi as its legal advisor independent from the Offeror and the Target Company. After its initial examination of, and discussions regarding, the Transaction, on August 22, 2018 the Offeror proposed to start examination of, and discussions regarding, the Transaction to the Target Company, and made a proposal that the Tender Offer Price be 2,900 yen per share. In response to this proposal, the Target Company developed a system for discussing and negotiating the Transactions by establishing, on August 30, 2018, a Special Committee for the Avoidance of Conflicts of Interest (for the composition, specific activities, and other details of the special committee, see “(C) Establishment of an Independent Special Committee at the Target Company and Obtainment of a Written Report from The Special Committee” under “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” in “(B) Background of Valuation” under “(4) Basis for Valuation of Price for Tender Offer” in “2. Outline of the Tender Offer” below), as well as by appointing the special committee’s designee Daiwa Securities Co., Ltd. (“Daiwa Securities”) as the Target Company’s financial advisor and third-party appraiser independent from the Offeror and the Target Company, and Mori Hamada & Matsumoto as the Target Company’s legal advisor independent from the Offeror and the Target Company. Subsequently, the Offeror conducted due diligence to review the feasibility of the Tender Offer during the period from mid to late September 2018. At the same time, the Offeror conducted several discussions and negotiations with the Target Company on the purpose of the Transaction, the management structure and policies after the Transaction, and the terms and conditions of the Transaction, including the Tender Offer. At the request of the Target Company made on September 26, 2018 for reexamination of the tender offer price, the Offeror reexamined the tender price and conducted several discussions and negotiations with the Target Company on the Tender Offer Price. Subsequently, the Offeror made a final proposal on October 22, 2018 that the tender offer price be 2,970 yen per share, followed by receipt of an answer from the Target Company to accept such final proposal.

Consequently, the Offeror reached a conclusion that the Offeror’s making the Target Company its wholly-owned subsidiary would be extremely beneficial for the improvement of the enterprise value of the Offeror Group as a whole, including the Target Company Group, since this transaction is expected to accelerate the Offeror Group’s development of comprehensive abilities in the real estate development business and to help the expansion and growth of businesses through the expansion of the existing businesses and through the acquisition of overseas business opportunities, and since the above transaction will also further accelerate the group’s growth through the utilization of M&A and through the provision of growth opportunities to officers and employees, as described above. The Offeror has thus decided to commence the Tender Offer.

(B)   Management Policy after the Tender Offer

As of today, the Target Company’s board of directors consists of five directors. While the Target Company’s future management structure has not been determined as of today, the Offeror intends to consider the construction of a governance structure for the Offeror as the shareholder of the Target Company, as well as a supporting structure which will contribute to the mid- and long-term growth of the Target Company, through discussion with the Target Company by respecting the autonomy and independence of the Target Company to the maximum extent possible. The Offeror’s policy is to continue the employment of the Target Company Group’s employees on the same terms and conditions as at present after the implementation of the Transaction.

(3)	Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest

The Offeror and the Target Company took the following measures to ensure the fairness of the Tender Offer, including measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest, in light of the fact that the Target Company is a consolidated subsidiary of the Offeror and that the Transaction, including the Tender Offer, constitutes a material transaction, etc. with a controlling shareholder.

(A)	Obtainment by the Offeror of a Share Price Valuation Report from an Independent Third-Party Appraiser

(B)	Obtainment by the Target Company of a Share Price Valuation Report from an Independent Third-Party Appraiser

(C)	Establishment of an Independent Special Committee at the Target Company and Obtainment of a Written Report from the Special Committee

(D)	Advice from a Law Firm Independent from the Target Company

(E)	Unanimous Approval of All Disinterested Directors of the Target Company

(F)	Measures to Secure an Opportunity for Other Offerors to Carry Out a Tender Offer

For the details of the measures listed above, see “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” in “(B) Background of Valuation” under “(4) Basis for Valuation of Price for Tender Offer” in “2. Outline of the Tender Offer” below.

(4)	Policy for Organizational Restructuring after the Tender Offer (Matters Relating to the “Two-Step Acquisition”)

As stated in the section above titled “(1) Outline of the Tender Offer,” if the Offeror is unable to acquire all of the Target Company Common Shares through the Tender Offer, the Offeror intends, after the successful completion of the Tender Offer, to follow the following procedures to become the sole shareholder of the Target Company Common Shares.

If the Offeror has acquired at least 90% of the total number of voting rights of all shareholders of the Target Company after the successful completion of the Tender Offer, the Offeror intends to require all shareholders of the Target Company (excluding the Offeror and the Target Company; “Selling Shareholders”), promptly following the settlement of the Tender Offer, to sell all of their Target Company Common Shares to the Offeror (the “Demand for the Sale of Shares”) under Article 179 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same applies). In the event of a Demand for the Sale of Shares, each of the Target Company Common Shares held by Selling Shareholders will be exchanged for cash consideration equal to the Tender Offer Price. In such an event, the Offeror will notify the Target Company of the Demand for the Sale of Shares and will seek the Target Company’s approval thereof. If the Target Company approves the Demand for the Sale of Shares by a resolution of its board of directors, then, in accordance with the procedures provided for in applicable laws and regulations and without requiring the consent of the individual Selling Shareholders, the Offeror will, on the day stipulated by the Demand for the Sale of Shares, acquire from all of the Selling Shareholders all of the Target Company Common Shares held by them. In exchange for the Target Company Common Shares held by the Selling Shareholders, the Offeror will deliver an amount of cash consideration per share equal to the Tender Offer Price to the respective Selling Shareholders. According to the Target Company’s Press Release, the Target Company’s board of directors intends to approve any Demand for the Sale of Shares received by the Target Company from the Offeror. If a Demand for the Sale of Shares is made, any of the Selling Shareholders may file a petition with a court for determination of the purchase price of its Target Company Common Shares in accordance with the provisions of Article 179-8 of the Companies Act and other applicable laws and provisions.

Alternatively, if the Offeror has acquired less than 90% of the total number of voting rights of all shareholders of the Target Company after the successful completion of the Tender Offer, the Offeror intends to request the Target Company, promptly following the settlement of the Tender Offer, to hold an extraordinary shareholders’ meeting of the Target Company around February 2019 at which the following proposals will be submitted (the “Extraordinary Shareholders’ Meeting”): (i) to conduct a consolidation of the Target Company Common Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”), and (ii) to make a partial amendment to the Target Company’s Articles of Incorporation that would abolish the share unit number provisions on the condition that the Share Consolidation becomes effective. The Offeror intends to approve the proposals described above at the Extraordinary Shareholders’ Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the shareholders of the Target Company Common Shares will, on the effective date of the Share Consolidation, hold the number of Target Company Common Shares proportionate to the ratio of the Share Consolidation that is approved at the Extraordinary Shareholders’ Meeting. If the Share Consolidation results in fractions less than one share, each shareholder of Target Company Common Shares will receive an amount of cash which would be obtained by selling its Target Company Common Shares in the total number of its fractional shares (with the aggregate sum to be rounded down to the nearest whole number; the same applies hereinafter) to the Offeror or the Target Company in accordance with the procedures specified in Article 235 of the Companies Act and other applicable laws and regulations. The purchase price for the aggregate sum of such fractional Target Company Common Shares will be valued so that the amount of cash received by each shareholder who did not tender his shares in the Tender Offer (excluding the Offeror and the Target Company) as a result of the sale will be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Common Shares held by each such shareholder. The Offeror intends to request the Target Company to file a petition with the court for permission to purchase such Target Company Common Shares on this basis. While the ratio of the Share Consolidation of the Target Company Common Shares has not been determined as of today, it will be determined such that each shareholder of Target Company Common Shares (excluding the Offeror and the Target Company) who did not tender his shares in the Tender Offer will have less than one share, in order for the Offeror to become the sole shareholder of all Target Company Common Shares.

The Companies Act provides that if the Share Consolidation occurs and results in fractions less than one share, each shareholder of Target Company Common Shares who did not tender his shares in the Tender Offer (excluding the Offeror and the Target Company) may, in accordance with Articles 182-4 and 182-5 of the Companies Act and other applicable laws and regulations: (i) demand that the Target Company purchase at a fair price all such fractions less than one share held by such shareholder, and (ii) file a petition with the court for determination of the price of the Target Company Common Shares. Please note that the Tender Offer is not intended in any way to solicit the Target Company’s shareholders to support the aforementioned proposals at the Extraordinary Shareholders’ Meeting.

The Offeror intends to transfer, after the successful completion of the Tender Offer, 50,000 Preferred Shares held by the Offeror to OAL, a subsidiary of the Offeror. OAL has already had transactions, such as property referrals, with Daikyo Hong Kong Limited, a Group company of the Target Company. Through this transfer of Preferred Shares, the Offeror intends to further reinforce the overseas cooperation between the Target Company Group and the Offeror Group.

The procedures described above may take more time or may be changed in terms of the method used depending on amendments to or enforcement of, or the competent authorities’ interpretation of, or other circumstances relating to, the relevant laws and regulations, as well as depending on the ratios at which the Offeror and other shareholders of Target Company Common Shares hold Target Company Common Shares after the Tender Offer, among other things. However, even in such a case, the Offeror intends to employ, subject to the successful completion of the Tender Offer, a method whereby each shareholder of Target Company Common Shares who did not tender his shares in the Tender Offer (excluding the Offeror and the Target Company) will ultimately receive cash consideration in the amount calculated by multiplying the number of its Target Company Common Shares by the Tender Offer Price. Nonetheless, in the event of a petition for determination of the purchase price relating to a Demand for the Sale of Shares or a petition for determination of the price relating to a demand for purchase of shares in a Share Consolidation, such purchase price of Target Company Common Shares or such price relating to a demand for purchase of shares, as the case may be, will be finally determined by the court.

The specific procedure to be followed in each of the above cases and the expected timing and other details of such procedure will be discussed between the Offeror and the Target Company and will be promptly announced by the Target Company once determined. All shareholders of the Target Company are solely responsible for seeking their own specialist tax advice with regard to the tax consequences of tendering their shares in the Tender Offer or of any of the procedures described above.

(5)	Prospects and Reasons for Delisting

The Target Company Common Shares are listed on the First Section of the TSE as of today. However, since the Offeror has set no maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Common Shares may be delisted through the prescribed procedures in accordance with the delisting criteria set out by the TSE, depending on the outcome of the Tender Offer. Even in the event that the delisting criteria are not met upon completion of the Tender Offer, if the Offeror chooses to implement the procedures described in the section titled “(4) Policy for organizational restructuring after the Tender Offer (matters relating to the ‘Two-Step Acquisition’)” after the successful completion of the Tender Offer, then the delisting criteria will be met and the Target Company Common Shares will be delisted through the prescribed procedures. After delisting, the Target Company Common Shares can no longer be traded on the TSE.

(6)	Matters Regarding Material Agreements on the Tender Offer

Not applicable.

2.    Outline of the Tender Offer

(1) Outline of the Target Company

(A)	Name	DAIKYO INCORPORATED

(B)	Address	4-24-13, Sendagaya, Shibuya-ku, Tokyo

(C)	Title and Name of Representative	Kazuo Kojima, President and Representative Executive Officer

(D)	Description of Business	Real estate management business, real estate brokerage business, and real estate development businesses

(E)	Capital	41,171 million yen (as of September 30, 2018)

(F)	Date of Establishment	December 11, 1964

(G)	Major Shareholders and Shareholding Ratios (as of March 31, 2018)	ORIX Corporation	66.72%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.58%
		STATE STREET BANK AND TRUST COMPANY 505001 (Standing Agent: Mizuho Bank, Ltd. Settlement Services Department)	1.36%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.24%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	1.23%
		Daikyo Group Employee Shareholding Association	0.92%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.73%
		Aioi Nissay Dowa Insurance Co., Ltd. (Standing Agent: The Master Trust Bank of Japan, Ltd.)	0.68%
		THE BANK OF NEW YORK MELLON 140040 (Standing Agent: Mizuho Bank, Ltd. Settlement Services Department)	0.68%
		THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT (Standing Agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.67%

(H)	Relationship between the Listed Company and the Target Company

	Capital Relationship

The Offeror directly holds 53,749,006 Target Company Common Shares and 1,000,000 Preferred Shares (ownership ratio: 67.92%). Together with the Target Company Common Shares indirectly holding through ORIX MIC (17,521 shares; ownership ratio: 0.02%), the Offeror holds a total of 53,766,527 Target Company Common Shares and 1,000,000 Preferred Shares (ownership ratio: 67.95%).

	Personnel Relationship

One of the executive officers of the Target Company has been assigned from the Offeror. One employee of the Target Company has been seconded to the Offeror. In addition to the above, five employees of the Target Company Group have been seconded to the Offeror Group and 25 employees of the Offeror Group have been seconded to the Target Company Group.

	Business Relationship	The Target Company has been engaged in business transactions relating to contract building management and contract construction with the Offeror.

	Status as Related Party	The Offeror is the parent company of the Target Company, and the Offeror and the Target Company are related parties to each other.

(2)	Schedule, etc.

(A)  Schedule

Date of Public Notice of Commencement of Tender Offer	Monday, October 29, 2018 An electronic public notice will be issued and this will be published in the Nihon Keizai Shimbun. (URL for electronic public notice: http://disclosure.edinet-fsa.go.jp/)

Date of Submission of Tender Offer Statement	Monday, October 29, 2018

(B)   Period of Initial Tender Offer after Submission of Statement

From Monday, October 29, 2018 to Monday, December 10, 2018 (30 business days).

(C)   Possibility of Extension at the Target Company’s Request

Not applicable.

  (3)    Tender Offer Price

2,970 yen per share of common shares

  (4)    Basis of Valuation of Tender Offer Price

(A)  Basis of Valuation

In deciding the Tender Offer Price, the Offeror requested its financial advisor Nomura Securities, which served as a third-party appraiser independent from the Offeror and the Target Company, to evaluate the share value of the Target Company Common Shares in order to ensure the fairness of the Tender Offer Price. Nomura Securities is not a related party to the Offeror or the Target Company and does not have any material interest in the Tender Offer.

After considering calculation methods to be used in the Tender Offer from among several share value calculation methods, Nomura Securities performed calculations using: (i) the average market price method, in light of the fact that the Target Company Common Shares are listed on the TSE; (ii) the comparable company comparison method, in light of the fact that there are listed companies comparable to the Target Company and that the share value of the Target Company Common Shares can be inferred from comparisons with comparable companies; and (iii) the discounted cash flow analysis (the “DCF Analysis”) in order to reflect the future status of business activities in the calculation. The Offeror obtained a share value valuation report from Nomura Securities on October 25, 2018 (the “Offeror’s Valuation Report”). The Offeror has not obtained from Nomura Securities an opinion letter on the fairness of the Tender Offer Price (a fairness opinion).

The ranges of values per Target Company Common Share evaluated by Nomura Securities are as follows:

Average market price method:	From 2,208 yen to 2,361 yen

Comparable company comparison method:	From 1,828 yen to 2,833 yen

DCF Analysis:	From 2,200 yen to 3,761 yen

In the average market price method, the share value range per Target Company Common Share of 2,208 yen to 2,361 yen was derived based on the following figures quoted on the First Section of the TSE as of the evaluation reference date of October 25, 2018: 2,307 yen, which was the closing price as of the reference date; 2,233 yen (rounded to the nearest whole yen; the same applies to each simple average closing price below), which was the simple average closing price over the preceding five-business day period; 2,208 yen, which was the simple average closing price over the preceding one-month period; 2,238 yen, which was the simple average closing price over the preceding three-month period; and 2,361 yen, which was the simple average closing price over the preceding six-month period.

In the comparable company comparison method, the value range of 1,828 yen to 2,833 yen per Target Company Common Share was derived by making comparisons with other listed companies engaged in businesses relatively similar to that of the Target Company in terms of market share price and financial indicators for profitability and other aspects.

In the DCF Analysis, the value range of 2,200 yen to 3,761 yen per Target Company Common Share was derived by analyzing the Target Company’s enterprise value and share value, calculated by discounting to the present value at a certain discount rate the free cash flow that the Target Company is expected to generate in the future based on the Target Company’s estimated future earnings for the fiscal year ending March 2019 and onwards which take into account, among other things, the Target Company’s business plans for the period from March 2019 to March 2021, interviews with the Target Company’s management, the Target Company’s performance trends up to present, and publicly disclosed information. Synergies anticipated as a result of the Transaction are not reflected in this analysis, since they are difficult to be specifically estimated at present. The Target Company’s estimated earnings based on which Nomura Securities performed calculation do not include any fiscal period for which a considerable income increase or decrease is expected.

While taking into account the evaluation results produced by the methods described in the Offeror’s Valuation Report obtained from Nomura Securities, the Offeror comprehensively considered the changes in the market price of Target Company Common Shares on the First Section of the TSE during the preceding five-business day period, the preceding one-month, three-month, and six-month periods, and the most recent trading day, examples of the premiums paid in tender offers conducted in the past for shares by a party other than an issuer, the results of the due diligence on the Target Company, the support for the Tender Offer by the Target Company’s board of directors, and the estimated number of shares to be tendered in the Tender Offer, and in light also of the results of discussions and negotiations with the Target Company, the Offeror finally decided on the Tender Offer Price of 2,970 yen per share.

The Tender Offer Price represents a premium of 28.74% (rounded to two decimal places; the same applies hereinafter to other premium percentages (%) for share value) on 2,307 yen, which was the closing price for the Target Company Common Shares quoted on the First Section of the TSE on October 25, 2018 (which was the business day immediately preceding the announcement date of the Tender Offer); a premium of 34.51% on 2,208 yen, which was the simple average closing price over the one-month period up to the said date; a premium of 32.71% on 2,238 yen, which was the simple average closing price over the three-month period up to the said date; and a premium of 25.79% on 2,361 yen, which was the simple average closing price over the six-month period up to the said date.

(B) Background of Valuation

   (Background of the Decisions on the Tender Offer Price)

After concluding that it was desirable to make the Target Company a wholly-owned subsidiary of the Offeror, the Offeror appointed Nomura Securities as its financial advisor and third-party appraiser independent from the Offeror and the Target Company, and Nishimura & Asahi as its legal advisor independent from the Offeror and the Target Company. After its initial examination of, and discussions regarding, the Transaction, on August 22, 2018 the Offeror proposed to start examination of, and discussions regarding, the Transaction to the Target Company, and made a proposal that the Tender Offer Price be 2,900 yen per share. In response to this proposal, the Target Company developed a system for discussing and negotiating the Transaction, by establishing a Special Committee for the Avoidance of Conflicts of Interest on August 30, 2018 and by appointing the special committee’s designee Daiwa Securities as its financial advisor and third-party appraiser independent from the Offeror and the Target Company, and Mori Hamada & Matsumoto as its legal advisor independent from the Offeror and the Target Company. Subsequently, the Offeror conducted due diligence to review the feasibility of the Tender Offer during the period from mid September to late October 2018. At the same time, the Offeror continued discussions and negotiations with the Target Company on the purpose of the Transaction, including the Tender Offer, on the management structure and policies after the Transaction, and on the terms and conditions of the Transaction, among other things. At the request of the Target Company made on September 26, 2018 for reexamination of the Tender Offer Price, the Offeror reexamined the Tender Offer Price and conducted several discussions and negotiations with the Target Company. The Offeror then made a final proposal on October 22, 2018 that the Tender Offer Price be 2,970 yen per share, followed by receipt of an answer from the Target Company to accept such final proposal.

The background of the decisions made by the Offeror on the Tender Offer Price is as follows:

(i)	Obtainment of a Share Price Valuation Report from a Third-Party Appraiser

In deciding the Tender Offer Price, the Offeror requested its financial advisor Nomura Securities, which served as a third-party appraiser independent from the Offeror and the Target Company, to evaluate the share value of the Target Company Common Shares in order to ensure the fairness of the Tender Offer Price. The Offeror obtained the Offeror’s Valuation Report from Nomura Securities on October 25, 2018. Nomura Securities is not a related party to the Offeror or the Target Company and does not have any material interest in the Tender Offer. The Offeror has not obtained from Nomura Securities an opinion letter on the fairness of the Tender Offer Price (a fairness opinion).

(ii)	Outline of Advice from Nomura Securities

Nomura Securities evaluated the share value of the Target Company Common Shares using the average market price method, comparable company comparison method, and DFC Analysis. The ranges of values per Target Company Common Share evaluated by the respective methods are as follows.

Average market price method:	From 2,208 yen to 2,361 yen
Comparable company comparison method:	From 1,828 yen to 2,833 yen
DCF Analysis:	From 2,200 yen to 3,761 yen

(iii)	Background of the Decision on the Tender Offer Price upon Consideration of the Advice from Nomura Securities

While taking into account the evaluation results produced by the methods described in the Offeror’s Valuation Report obtained from Nomura Securities, the Offeror comprehensively considered the changes in the market price of Target Company Common Shares on the First Section of the TSE during the preceding five-business day period, the preceding one-month, three-month, and six-month periods, and the most recent trading day, examples of the premiums paid in past tender offers for shares by a party other than an issuer, the results of the due diligence on the Target Company, the support for the Tender Offer by the Target Company’s board of directors, and the estimated number of shares to be tendered in the Tender Offer, and in light also of the results of discussions and negotiations with the Target Company, the Offeror finally decided on the Tender Offer Price of 2,970 yen per share. For further details, see “(A) Basis of Valuation” above.

(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)

The Offeror and the Target Company took the following measures to ensure the fairness of the Tender Offer, including measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest, in light of the fact that the Target Company is a consolidated subsidiary of the Offeror and that the Transaction, including the Tender Offer, constitutes a material transaction, etc. with a controlling shareholder.

(A) Obtainment by the Offeror of a Share Price Valuation Report from an Independent Third-Party Appraiser

In deciding the Tender Offer Price, the Offeror requested its financial advisor Nomura Securities, which served as a third-party appraiser independent from the Offeror and the Target Company, to evaluate the share value of the Target Company Common Shares in order to ensure the fairness of the Tender Offer Price. For details of the Offeror’s Valuation Report obtained by the Offeror from Nomura Securities regarding the results of its valuation of the Target Company’s share value, see “(A) Basis of Valuation” above.

(B) Obtainment by the Target Company of a Share Price Valuation Report from an Independent Third-Party Appraiser

According to the Target Company’s Press Release, the Target Company, prior to expressing its opinion on the Tender Offer, requested its financial advisor Daiwa Securities, which served as a third-party appraiser independent from the Target Company and the Offeror, to evaluate the share value of the Target Company Common Shares. Daiwa Securities is not a related party of the Target Company or the Offeror and does not have any material interest in the Tender Offer.

After considering calculation methods to be employed in calculating the share value of the Target Company Common Shares from among several calculation methods, Daiwa Securities analyzed the Target Company’s share value per share using: (i) the market price method which takes the trends in the Target Company’s market share price into account, based on the idea that it is appropriate to multidimensionally evaluate the value of the Target Company Common Shares on the premise that the Target Company is a going concern; (ii) the comparable company comparison method, in light of the fact that there are listed companies comparable to the Target Company and that the share value of the Target Company Common Shares can be inferred from comparisons with comparable companies; and (iii) the DCF Analysis which takes the details, forecasts, etc. of the Target Company’s performance into account. The Target Company obtained a share value valuation report on the Target Company Common Shares from Daiwa Securities on October 25, 2018 (the “Target Company’s Valuation Report”). The Target Company has not obtained from Daiwa Securities an opinion letter on the fairness of the Tender Offer Price (a fairness opinion).

The ranges of values per Target Company Common Share evaluated by the methods described above are as follows:

Market price method:	From 2,208 yen to 2,361 yen
Comparable company comparison method:	From 1,973 yen to 2,872 yen
DCF Analysis:	From 2,453 yen to 3,514 yen

In the market price method, the value range per Target Company Common Share of 2,208 yen to 2,361 yen was derived based on the following figures quoted on the First Section of the TSE as of the evaluation reference date of October 25, 2018: 2,307 yen, which was the closing price as of the reference date; 2,208 yen, which was the simple average closing price over the preceding one-month period; 2,238 yen, which was the simple average closing price over the preceding three-month period; and 2,361 yen, which was the simple average closing price over the preceding six-month period.

In the comparable company comparison method, Pressance Corporation Co., Ltd., Takara Leben Co., Ltd, Hoosiers Holdings, Nihon Eslead Corporation, Cosmos Initia Co., Ltd., Anabuki Kosan Inc., Meiwa Estate Co., Ltd., Starts Corporation Inc., Sun Frontier Fudousan Co., Ltd., House Do Co., Ltd., INTELLEX Co., Ltd., Star Mica Co., Ltd., e’grand Co., Ltd., KATITAS Co., Ltd., Nihon Housing Co., Ltd., NIHON KANZAI Co., Ltd., Nippon Air Conditioning Services Co., Ltd., CRE, Inc., Biken Techno Corporation Ltd. and Taisei Co., Ltd. were selected as comparable listed companies which are considered comparable to the Target Company, and the evaluation was performed using the ratio of EBITDA to the enterprise value.

In the DCF Analysis, the value range of 2,453 yen to 3,514 yen per Target Company Common Share was derived by evaluating the Target Company’s enterprise value and share value, calculated by discounting to the present value at a certain discount rate the free cash flow that the Target Company is expected to generate from Q2 of the fiscal period ending March 2019, based on the Target Company’s business plan and premised on such factors as the Target Company’s earnings and investment plans in its business plan for the three fiscal periods from the fiscal period ending March 2019 to that ending March 2021, and publicly disclosed information. The discount rate used for the calculation ranges from 7.1% to 7.8%. In evaluating the going-concern value, the perpetual growth method and the EBITDA multiple method was used with perpetual growth rate ranging from -1.00% to 1.00% and EBITDA multiple from 6.5 fold to 8.8 fold.

The Target Company’s business plan used by Daiwa Securities in the DCF Analysis includes a financial period for which a considerable earnings and profit increase is expected as compared to the previous fiscal period. Specifically, a considerable income increase is expected for the fiscal period ending March 2021, mainly due to the increase starting from the fiscal period ending March 2021 in completion and handover of certain redevelopment projects that the Target Company has worked on in its real estate development business and due to the more full-scale reporting of earnings from the rental property business, etc. on which the Target Company started to work after the release of its mid-term management plan. A considerable increase in free cash flow is also expected for the fiscal period ending March 2021, due to the Target Company’s plan to mitigate the increase in the net working capital caused by the increase of the investories real estate smaller than for the previous fiscal period, in addition to the aforementioned increase in operating income. Synergies anticipated as a result of the Transaction are not considered in the financial forecasts described below, since they are difficult to be specifically estimated at present.

The specific financial forecasts of the Target Company based on which the DCF Analysis was performed are supposed to be as follows:

(in millions of yen)

	Fiscal period ending March 2019 (6 months)	Fiscal period ending March 2020	Fiscal period ending March 2021
Net sales	237,683	378,363	423,877
Operating income	19,879	21,507	28,000
EBITDA	21,602	24,205	30,698
Free cash flow	29,202	794	8,745

(C)	Establishment of an Independent Special Committee at the Target Company and Obtainment of a Written Report from the Special Committee

According to the Target Company’s Press Release, the Target Company’s board of directors established on August 30, 2018 a special committee independent from the Target Company and Offeror, for the purpose of appropriately collecting information and resolving any potential conflict of interest related to the decision of the board of directors on the Transaction, including the Tender Offer, and ensuring the fairness and transparency of the Transaction. The special committee consisted of the following four members: Mr. Takashi Goto (an attorney-at-law at STW & Partners), who is an external expert, and the Target Company’s Outside Directors, namely, Mr. Toru Hambayashi (the Target Company’s Outside Director and an Outside Director of FAST RETAILING CO., LTD.), Mr. Tomoharu Washio (the Target Company’s Outside Director and a Fellow at Kwansei Gakuin University), and Mr. Yuji Yamamoto (the Target Company’s Outside Director and a certified public accountant) (please note that the Target Company selected these four members as the original members of the special committee and has never replaced any member). The Target Company consulted the special committee on, and requested the committee to submit a report to the Target Company on, the following matters (collectively, the “Consulted Matters”):

(a) (i) Consider, and make recommendations to the Target Company’s board of directors regarding, whether or not the Target Company’s board of directors should support the Tender Offer and whether or not it should recommend that shareholders of the Target Company tender their shares in the Tender Offer, after considering whether or not the Transaction is reasonable in terms of improving the enterprise value of the Target Company, and (ii) Consider, and make recommendations to the Target Company’s board of directors regarding, whether or not due consideration is given to the interests of shareholders through fair procedures (i.e., the fairness of the Tender Offer Price and the process) (including negotiating with the Offeror as appropriate); and

(b) Consider, and give advice to the Target Company’s board of directors on, whether the Transaction is not disadvantageous to minority shareholders of the Target Company.

During the period from September 7, 2018 to October 25, 2018, the special committee held a total of eleven meetings where the members discussed and examined the Consulted Matters. Specifically, the special committee conducted deliberations on the Consulted Matters through careful discussions and deliberate examinations, not only by examining the materials submitted by the Offeror and Daiwa Securities and asking questions to the Target Company, Daiwa Securities, and Mori Hamada & Matsumoto but also by interviews with the Target Company’s and the Offeror’s officers conducted by the committee members.

After these procedures, today, the special committee submitted, with unanimous consent of its members, to the Target Company’s board of directors a written report on the Consulted Matters, whose summary is as follows (the “Report”):

(a)

The special committee finds no specific unreasonable points in the process and content of the conclusion that the Transaction will contribute to the improvement of the Target Company’s enterprise value, and the special committee is of the opinion that the Transaction is reasonable from the viewpoint of the improvement of the Target Company’s enterprise value, considering, among other things: (i) that, since most of the Target Company’s earnings rely on its domestic housing business while the domestic housing market is expected to shrink and see fiercer competition on a mid- and long-term basis, the current significant business challenges facing the Target Company are considered to be not only to reinforce its existing businesses handling housing real estate but also to realize the diversification of its real estate business soon and speedily while securing competitive power; (ii) that the measures to be implemented after the Transaction are expected to contribute to the overcoming of these management challenges facing the Target Company through further utilization of the Offeror’s management resources; (iii) that no disadvantages that would exceed the advantages of the Transactions are expected to arise; and (iv) that there are no circumstances that would prompt the special committee to conclude that maintaining the current capital relationship or forming an affiliation with any other third party or using any other method of transaction, etc. would be an effective alternative superior to the Transaction.

(b)

The special committee is of the opinion that the decisions regarding the Transaction, including the decision on the Tender Offer Price and the amounts to be paid in the series of procedures for making the Offeror the sole shareholder of the Target Company Common Shares (the “Amount of Consideration”), have been made through fair procedures, and that consideration has been given to protect the due interests of the Target Company’s minor shareholders, considering: (i) that, in the process of determining the Amount of Consideration, the Target Company’s personnel in charge, who are not interested parties, agreed to the amount after actually conducting sincere negotiations based on the non-arbitrary calculation of the Target Company’s value performed by independent professionals with a proven track record, as well as by taking into consideration the financial advisor’s advice and the special committee’s recommendations; (ii) that the specific numerical value of the Amount of Consideration is within the valuation range specified in the Target Company’s Valuation Report and is also appropriate in light of the levels of premiums paid in similar cases and has been given consideration to protect minor shareholders from suffering losses by taking into consideration the expected purchase price, etc. with respect to minor shareholders; and (iii) that other due procedures giving consideration to the interests of minor shareholders have been followed, such as the establishment of the special committee.

(c)

Considering the points described above, the special committee is of the opinion that it is reasonable for the Target Company’s board of directors to support the Tender Offer and to recommend that the Target Company’s shareholders tender their shares in the Tender Offer.

(d)	For the reasons described in (a) and (b) above, the special committee is of the opinion that the Transaction is not disadvantageous to the Target Company’s minor shareholders.

(D)	Advice from a Law Firm Independent from the Target Company

According to the Target Company’s Press Release, the Target Company selected Mori Hamada & Matsumoto as its legal advisor, which is independent from the Offeror and the Target Company in order to ensure the fairness and appropriateness of decision-making by the Target Company’s board of directors, and received legal advice on the methods and processes of, and other points to note in, decision-making by the Target Company’s board of directors on the Tender Offer and the subsequent series of procedures.

(E)	Unanimous Approval of All Disinterested Directors of the Target Company

According to the Target Company’s Press Release, the Target Company prudently discussed and examined the details of the terms and conditions of the Tender Offer by the Offeror based on the legal advice received from Mori Hamada & Matsumoto, the content of the Target Company’s Valuation Report, the Report obtained from the special committee, the content of the continuous discussions with the Offeror, and other related materials.

With respect to the Tender Offer Price among the terms of the Transaction, the Target Company started negotiations with the Offeror in late September 2018 and, after several discussions and negotiations with the Offeror based on deliberations at the special committee and advice from Daiwa Securities, received a final proposal that the Tender Offer Price should be 2,970 yen per share.

The Target Company obtained the Target Company’s Valuation Report on October 25, 2018 and received the Report from the special committee today (for a summary of the Report, see “(C) Establishment of an Independent Special Committee at the Target Company and Obtainment of a Written Report from the Special Committee” above).

The Target Company’s board of directors then conducted prudent discussions and examinations from such viewpoints as whether the Transaction would help improve the enterprise value of the Target Company and whether the terms and conditions of the Transaction, including the Tender Offer Price, are reasonable, based on the legal advice received from Mori Hamada & Matsumoto on the processes and methods of, and other points to note in, making decisions relating to the Transaction, including the Tender Offer, as well as based on the Target Company’s Valuation Report obtained from Daiwa Securities as the third-party appraiser, while giving maximum respect for the content of the Report obtained from the special committee.

As described in “(i) Background of the Tender Offer” under “(A) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer” of “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer” in “1. Purpose of the Tender Offer” above, the Target Company has worked on a new growth policy based on the significant changes in the business environment surrounding the Target Company Group and on the establishment of the “double-pillar stock and flow businesses style of management.” In the course of repeated discussions and examinations towards such policy, the Target Company, based on the shrinking trend of the domestic housing market and resulting fiercer competition in the market, considered that the Target Company needs to accelerate the diversification of its real estate business in order to realize its growth strategy by breaking away from its existing business model relying on the business of developing, managing, and brokering residential condominiums for individuals intending to live there, which has been the Target Company’s primary business domain. The Target Company reached a conclusion that the following effects can be expected from implementing the measures proposed by the Offeror as described in “(ii) Circumstances Leading to, and Purpose of, the Offeror’s Conduct of the Tender Offer” under “(A) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer” of “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer” in “1. Purpose of the Tender Offer” above through conducting the Transaction and further utilizing the Offeror’s management resources, and that conducting the Transaction would contribute to the further improvement of the Target Company’s enterprise value.

(a)	Acceleration of the Development of Comprehensive Capabilities in the Real Estate Development Business

The Target Company considers that its advantages (core competencies) lie mainly in: the “Lifetime Relation System,” in which the Target Company Group consistently supports the development, construction, sale, management, brokering, rental, repair works, renovation, etc. of condominiums; general construction functions, such as construction management and structural calculation, and proven records based on these functions; its brands (Lions, Surpass, etc.); and its existing network of individual customers based on the above. On the other hand, the Offeror is engaged in the development and management of various large scale, mixed use development projects, such as office buildings, rental condominiums, commercial and logistics facilities, and hotels. The Offeror’s customers are mainly corporations, and the Offeror’s sales methods include not only retailing but also REITs, private placement funds, and various other exit methods. The Target Company thus considers that it is in a mutually complementary relationship with the Offeror, with little overlaps in terms of customers, types of real estate dealt in, and exit methods. For this reason, the Target Company believes that conducting the Transaction will allow the Target Company to engage not only in the development and management of small- and medium-scale housing properties that the Target Company has mainly worked on thus far but also in the development and management of various non-housing properties in large scale, mixed use development projects, as well as in the development and management of housing properties in these projects, in each case in a manner that takes advantage of the Target Company, and to accumulate experience and knowledge through these activities, thereby allowing the Target Company to promptly improve its comprehensive capabilities in the real estate development business.

The Target Company also expects that stronger cooperation with the Offeror will reinforce the Target Company’s real estate development business (through enrichment of purchase information) and, since the real estate development business is at the starting point of the Lifetime Relation System, improvement in real estate purchases will increase earnings from the management and brokerage businesses that follows.

Furthermore, the Target Company believes that closer cooperation between the Offeror’s Real Estate segment and the Target Company through integration into one group will produce a business scale and competitive power that enables the group to compete with leading domestic real estate groups in the shrinking domestic housing market.

(b)	Expansion of the Existing Businesses in Real Estate Brokerage and Real Estate Management

As described in “(a) Acceleration of the Development of Comprehensive Capabilities in the Real Estate Development Business” above, the Target Company considers that reinforcing its real estate development business will lead to an increase in earnings from the management and brokerage businesses that follows, and that increasing opportunities to deal with corporate housing, office buildings, etc. owned by the Offeror’s corporate customers will lead to reinforcement of the Target Company’s real estate brokerage business by diversifying real estate assets handled through the brokerage of sales transactions and by increasing the number of renovation projects. The Target Company also expects that in its real estate management business, the Transaction will lead to an increase in opportunities to receive orders for building maintenance, repair work, etc. for properties other than housing supplied by the Target Company.

(c)	Acquisition of Overseas Business Opportunities

The Target Company considers that, based on the shrinking trend of the domestic real estate market, advancing into overseas markets with significant growth potential is one option, and that utilizing the Offeror Group’s networks and connections with powerful partners will lead to the creation of new business opportunities for the Target Company Group’s overseas businesses.

(d)	Increase in the Number of and Active Utilization of M&A Opportunities

The Target Company considers that, while the feasibility and effects of M&A projects are difficult to specifically measure since their success depends on agreement with the other party and on the market conditions, implementing domestic and overseas M&A projects is one strong option from the viewpoint of promptly realizing of the diversification of the Target Company’s competitive real estate business, expansion of its existing businesses, and the development of overseas business opportunities, and that the Transaction will, through the integration of the Target Company and the Offeror into one, provide the Target Company with growth opportunities through M&A projects that the Target Company alone would not be able to realize due to their size.

(e)	Provision of Growth Opportunities to Employees

The Target Company considers that the Transaction will allow mutual exchanges of personnel as an important management resource between the Target Company and the Offeror without reference to the issue of potential conflicts of interest, because the Target Company and the Offeror are in a mutually complementary relationship with little overlaps in terms of their business domains as described in “(a) Acceleration of the Development of Comprehensive Capabilities in the Real Estate Development Business” above, and because the Transaction will eliminate the restriction imposed by the fact that the Target Company and the Offeror are both independent listed companies.

However, the Target Company is concerned that if it devotes its management resources to large scale, mixed use development projects in association with the implementation of the various measures described above, this will require large-scale upfront investments while resulting in longer project periods as compared to small- and medium-scale housing development projects that have mainly been implemented by the Target Company, since large scale, mixed use development projects represent a business domain in which the Target Company has not accumulated sufficient experience or know-how, leading to an increase in the burden of upfront investment owing to such uncertainties as changes in the market conditions during duration of projects and to uncertainties arising from insufficient experience and know-how of the Target Company. The Target Company also expects that measures, such as overseas development and large-scale M&A projects, will come with uncertainties and long lead times until they contribute to profits. For these reasons, the Target Company considers that implementing these measures may result in decrease in profits on a short-term basis and does not firmly guarantee achievement of profits on a mid- or long-term basis. While the Target Company believes that taking these measures is its pressing task considering the business environment surrounding the Target Company Group, the Target Company considers that it is not appropriate to implement these measures while maintaining a listed company status and to impose these risks on its minor shareholders, in light of the potential effects on its minor shareholders arising from the expected short-term profit decrease and the mid- and long-term uncertainties described above.

The Target Company also considers that, while the Offeror and the Target Company have promoted collaboration as described above since the execution of the capital and business alliance agreement, they have been unable to fully produce collaborative effects because they have both operated their businesses as independent listed companies and must give consideration to potential conflicts of interest between minor shareholders of the Offeror and those of the Target Company. The Target Company thus finds it difficult to promptly realize the diversification of its real estate business by promptly implementing the measures described above while maintaining its listed status.

On the other hand, the Target Company believes that, based on the mutual complement between the Target Company and the Offeror in terms of personnel and core competencies and on the Offeror’s high public recognition and creditworthiness, disadvantages that would generally arise from a company’s delisting, such as effects on its employment, morale, reputation, brand, etc. as well as restrictions on the means of financing from the market, will be limited.

Taking these factors comprehensively into account, the Target Company reached a conclusion that the Target Company’s becoming a wholly-owned subsidiary of the Offeror through the Transaction is the best choice from the viewpoint of the improvement of the Target Company’s enterprise value, and the Target Company has decided to express its support for the Tener Offer.

In addition, the Target Company has determined that the Tender Offer Price and other terms and conditions of the Tender Offer are reasonable, and that the Tender Offer provides the Target Company’s shareholders with an opportunity to sell their Target Company Common Shares at a price inclusive of a reasonable premium and upon reasonable terms and conditions, based on the following facts, among others:

(i)

As described above, the Tender Offer Price was agreed upon after the Target Company took measures to ensure the fairness of the Tender Offer, such as those measures described in “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” above, and after repeated negotiations between the Target Company and the Offeror based on the deliberations at the special committee and on advice from the relevant advisors;

(ii)

In the results of valuation of the share value of the Target Company Common Shares by Daiwa Securities described in “(B) Obtainment by the Target Company of a Share Price Valuation Report from an Independent Third-Party Appraiser” above, the Tender Offer Price is above the valuation ranges calculated by the average market price method and the comparable company comparison method and is close to the middle value of the valuation range calculated by the DCF Analysis;

(iii)

The Tender Offer Price is a price inclusive of a premium of (a) 28.74% on 2,307 yen, the regular transaction closing price of the Target Company Common Shares quoted on the First Section of the TSE on October 25, 2018, which is the business day before the announcement date of the Tender Offer, (b) 34.51% on 2,208 yen, the simple average regular transaction closing price over the past one-month period (from September 26, 2018 to October 25, 2018), (c) 32.71% on 2,238 yen, the simple average regular transaction closing price over the past three-month period (from July 26, 2018 to October 25, 2018), and (d) 25.79% on 2,361 yen, the simple average regular transaction closing price over the past six-month period (from April 26, 2018 to October 25, 2018).

(iv)

The Report received from the independent special committee at the Target Company considers, as described in “(C) Establishment of an Independent Special Committee at the Target Company and Obtainment of a Written Report from the Special Committee” above, that the decisions regarding the Transaction, including the decision on the Amount of Consideration, have been made through fair procedures, and that consideration has been given to protect the due interests of the Target Company’s minor shareholders; and

(v)	The business environment surrounding the Target Company Group, and its expected future performance.

Based on the above, the Target Company passed a resolution at its board of directors meeting held on today, 2018 to declare its support for the Tender Offer and to recommend that the Target Company’s shareholders tender their shares in the Tender Offer.

The aforementioned resolution of the Target Company’s board of directors was deliberated by three (three of whom are outside directors serving on the Audit Committee) of the five directors of the Target Company, excluding Mr. Kazuo Kojima and Mr. Tsukasa Kimura, and was passed unanimously by the directors who participated in the deliberation.

Among the directors of the Target Company, Mr. Kazuo Kojima and Mr. Tsukasa Kimura did not participate in the deliberations and resolutions on the Transaction at the Target Company’s board of directors meetings, including the aforementioned board of directors meeting, in order to prevent conflicts of interest since Mr. Kojima formerly served as Director, Representative Executive Officer and Deputy President of the Offeror and Mr. Kimura formerly served as Executive Officer of the Offeror. They also did not participate in the discussions and negotiations on the Transaction as representatives of the Target Company.

(F)	Measures to Secure an Opportunity for Other Offerors to Carry Out a Tender Offer

The Offeror has not made any agreement with the Target Company that contains deal protection provisions which would prohibit the Target Company from contacting a counter offeror, or any other agreement that would restrict a counter offeror from contacting the Target Company.

In addition, the Offeror has set the period of Tender Offer (the “Tender Offer Period”) to 30 business days, a period longer than the shortest statutory period of a tender offer, which is 20 business days. By setting the Tender Offer Period to a relatively long period, the Offeror intends to ensure that shareholders of Target Company Common Shares are given an opportunity to make an appropriate decision on whether or not to tender their shares in the Tender Offer and that parties other than the Offeror are given an opportunity to carry out a counter tender offer, etc., thereby ensuring the appropriateness of the Tender Offer Price.

The Offeror has not set the minimum number of shares to be purchased in the Tender Offer because, as described in “(1) Outline of the Tender Offer” under “1. Purpose of Tender Offer” above, the Offeror already owns 53,749,006 Target Company Common Shares and 1,000,000 Preferred Shares (ownership ratio: 67.92%) as of today, due to which the setting of a minimum number of shares to be purchased by the so-called “majority of the minority” in the Tender Offer may make the successful completion of the Tender Offer unstable, which, in turn, may be disadvantageous for minority shareholders who wish to tender their shares in the Tender Offer. The Offeror still believes that sufficient consideration has been given to the interests of minority shareholders of the Target Company, since the measures described in (A) through (F) above have been taken to ensure the fairness of the Tender Offer.

(C) Relationship with Appraiser

The Offeror’s financial advisor (appraiser) Nomura Securities is not a related party to the Offeror or the Target Company and does not have any material interest in the Tender Offer.

   (5)      Number of Share Certificates, etc. to be Purchased

Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased
25,919,190 shares	N/A	N/A

Note 1:	In the Tender Offer, all Tendered Share Certificates, etc. will be purchased since no maximum or minimum number of share certificates, etc. to be purchased has been set for the Tender Offer. As shown in the above table, the number of share certificates, etc. to be purchased (25,919,190 shares) is: (i) the total number of issued Target Company Common Shares as of September 30, 2018 (84,354,273 shares) stated in the Target Company’s Financial Statements; less (ii) the number of own shares held by the Target Company as of October 22, 2018 (4,686,077 shares) and the number of Target Company Common Shares held by the Offeror as of today (53,749,006 shares).

Note 2:	Shares less than one unit are also subject to the Tender Offer. If a right to demand purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period in accordance with statutory procedures.

Note 3:	The Offeror does not intend to acquire through the Tender Offer the treasury shares held by the Target Company.

  (6)      Changes in Ownership Ratio of Share Certificates, etc. as a Result of the Tender Offer

Number of voting rights represented by share certificates, etc. held by the Offeror before the Tender Offer	548,866 voting rights	(Ownership ratio of share certificates, etc. before the Tender Offer: 67.92%)

Number of voting rights represented by share certificates, etc. held by special related parties before the Tender Offer	0 voting rights	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.00%)

Number of voting rights represented by share certificates, etc. held by the Offeror after the Tender Offer	808,057 voting rights	(Ownership ratio of share certificates, etc. after the Tender Offer: 100.00%)

Number of voting rights represented by share certificates, etc. held by special related parties after the Tender Offer	0 voting rights	(Ownership ratio of share certificates, etc. after the Tender Offer: 0.00%)

Number of voting rights of all shareholders of the Target Company	809,189 voting rights

Note 1:	The “Number of voting rights represented by share certificates, etc. held by the Offeror after the Tender Offer” represents: (i) the number of voting rights (259,191 voting rights) represented by the number of share certificates, etc. to be purchased in the Tender Offer (25,919,190 shares); plus (ii) the “Number of voting rights represented by share certificates, etc. held by the Offeror before the Tender Offer” (548,866 shares). In this regard, however, the “Number of voting rights represented by share certificates, etc. held by the Offeror before the Tender Offer” is the number of voting rights (537,490 voting rights) represented by the number of Target Company Common Shares held by the Offeror as of today (53,749,006 shares) plus the number of voting rights (11,376 voting rights) represented by the number of Target Company Common Shares that would be delivered to the Offeror if all Rights to Demand Acquisition attached to all Preferred Shares held by the Offeror were exercised (1,137,656 shares).

Note 2:

The “Number of voting rights represented by share certificates, etc. held by special related parties before the Tender Offer” represents the total number of voting rights represented by the share certificates, etc. held by all special related parties (excluding parties excluded from special related parties under Article 3, paragraph 2, item (i) of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates, etc. by Person Other than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended thereafter; the “Cabinet Office Order”) in the calculation of ownership ratio of share certificates, etc. under the items of paragraph 1 of Article 27-2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended thereafter; the “Act”)).

Note 3:

The “Number of voting rights of all shareholders of the Target Company” represents the number of voting rights (on the basis of 100 shares for each unit of shares) of all shareholders as of March 31, 2018 stated in the 94th Fiscal Period Securities Report submitted by the Target Company on June 22, 2018. However, since shares less than one unit are also subject to the Tender Offer, the denominator for the calculation of the “Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” was the number of voting rights (808,058 voting rights) represented by the number of shares calculated as follows (80,805,852 shares): (i) the total issued Target Company Common Shares as of September 30, 2018 stated in the Target Company’s Financial Statements (84,354,273 shares); less (ii) the number of own shares held by the Target Company as of October 22, 2018 (4,686,077 shares) (79,668,196 shares); plus (iii) the number of shares calculated by converting all Preferred Shares to Target Company Common Shares (1,137,656 shares) assuming that all Rights to Demand Acquisition attached to the 1,000,000 Preferred Shares that have been issued as of today were exercised.

Note 4:	“Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to two decimal places.

  (7)       Purchase Price:                 76,979,994,300yen

Note:	The purchase price is the product of the number of share certificates, etc. to be purchased (25,919,190 shares) multiplied by the Tender Offer Price (2,970 yen).

  (8)        Payment Method

(A)	Name and Main Office Address of the Financial Instruments Business Operator, Bank, etc. Settling Payments for Purchase

Nomura Securities Co., Ltd.                                     1-9-1 Nihonbashi, Chuo-ku, Tokyo

(B)	Date of Commencement of Payment

Monday, December 17, 2018

(C)	Payment Method

Promptly after the expiration of the Tender Offer Period, notice of purchase through tender offer will be mailed to the address of each tendering shareholder, etc. (or such shareholder’s standing agent in the case of a foreign shareholder, etc.).

Purchase will be made in cash. Each tendering shareholder, etc. may receive the proceeds from the sale through the tender offer on and after the date of commencement of payment without delay by money transfer or any other method designated by such shareholder, etc. (money transfer fees may apply).

(D)	Method of Return of Share Certificates, etc.

In the event that the Offeror eventually purchases no Tendered Share Certificates, etc. pursuant to the conditions as referred to in “(B) Conditions of Withdrawal, etc. of Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal, etc.” under “(9) Other Conditions and Methods of Purchase” below, the share certificates, etc. to be returned will be returned by restoring their records on the accounts of the tendering shareholders, etc. with the tender offer agent to their records as they were immediately preceding the relevant share certificates, etc. being tendered, promptly after the second business day following the last day of the Tender Offer Period (or, in the event of Withdrawal, etc. of the Tender Offer, the date of such Withdrawal, etc.) (if share certificates, etc. are to be transferred to an account of a tendering shareholder, etc. set up with another financial instruments business operator, please check with the tender offer agent’s main office or local branch at which the application for the Tender Offer was accepted).

(9)	Other Conditions and Methods of Purchase

(A)	Conditions Set Forth in the Items of Paragraph 4 of Article 27-13 of the Act and Details Thereof

No maximum or minimum number of share certificates, etc. to be purchased has been set. Therefore, the Offeror will purchase all Tendered Share Certificates, etc.

(B)	Conditions of Withdrawal, etc. of Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal, etc.

If any of the circumstances set forth in Article 14, paragraph 1, item (i), sub-items (a) through (i) and (l) through (r), item (iii), sub-items (a) through (h) and (j), and paragraph 2, items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended thereafter; the “Cabinet Order”) arises, the Offeror may make a Withdrawal, etc. of the Tender Offer. The term “facts equivalent to those set forth in sub-item (a) to sub-item (i) inclusive” as referred to in Article 14, paragraph 1, item (iii), sub-item (j) of the Cabinet Order means any of the following:

(i)

Cases where any of the statutory disclosure documents submitted by the Target Company in the past is found to contain false statements on material matters or to omit statements on material matters to be contained therein and where the Offeror did not know, and could not have known despite exercising reasonable care, such false statements, etc.; or

(ii)	Cases where any of the facts listed in Article 14, paragraph 1, item (iii), sub-items (a) through (g) of the Cabinet Order arises in respect of an important subsidiary of the Target Company.

If the Offeror intends to make a Withdrawal, etc., the Offeror will issue an electronic public notice and will publish to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue a public notice no later than the last day of the Tender Offer Period, the Offeror will make a public announcement by the method set forth in Article 20 of the Cabinet Office Order, followed immediately by a public notice.

(C)	Conditions of Reduction of the Offer Price, Details Thereof, and Method of Disclosure of Reduction

Pursuant to the provisions of Article 27-6, paragraph 1, item (i) of the Act, the Offeror may reduce the offer price in accordance with the standards set forth in the provisions of Article 19, paragraph 1 of the Cabinet Office Order if the Target Company engages in any of the acts specified in Article 13, paragraph 1 of the Cabinet Order during the Tender Offer Period. If the Offeror intends to reduce the offer price, the Offeror will issue an electronic public notice and will publish to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue a public notice no later than the last day of the Tender Offer Period, the Offeror will make a public announcement by the method set forth in Article 20 of the Cabinet Office Order, followed immediately by a public notice. If the Offeror reduces the offer price, the Offeror will purchase all Tendered Share Certificates, etc., including those tendered prior to the date of such public notice, at the reduced offer price.

(D)	Information on Tendering Shareholders’ Right to Cancel Contracts

At any time during the Tender Offer Period, a tendering shareholder, etc. may cancel contracts pertaining to the tender offer. A tendering shareholder, etc. who wishes to cancel such contracts must deliver or send, no later than 15:30 on the last day of the Tender Offer Period, a written statement of cancellation of the contracts pertaining to the tender offer (a “Cancellation Statement”) to the main office or local branch at which the tender offer agent accepted the application for the Tender Offer from the shareholder, etc., provided that if a Cancellation Statement is sent, it must reach the relevant office or branch no later than 15:30 on the last day of the Tender Offer Period.

Cancellation of contracts applied for online must be made through the online service (https://hometrade.nomura.co.jp/) or by delivering or sending a Cancellation Statement. In case of cancellation through the online service, the cancellation procedure must be completed no later than 15:30 on the last day of the Tender Offer Period by following the instructions shown on the screen. Contracts applied for at an office or branch cannot be cancelled by following the cancellation procedure through the online service. In case of cancellation by delivering or sending a Cancellation Statement, the form of Cancellation Statement must be requested from the relevant office or branch in advance, followed by delivering or sending a Cancellation Statement to the office or branch no later than 15:30 on the last day of the Tender Offer Period, provided that if a Cancellation Statement is sent, it must reach the office or branch no later than 15:30 on the last day of the Tender Offer Period.

Even if a tendering shareholder, etc. cancels contracts, the Offeror will not claim payment of damages or a penalty from the tendering shareholder, etc. All expenses incurred in returning the Tendered Share Certificates, etc. will be borne by the Offeror.

(E)	Method of Disclosure of Changes to Conditions of Tender Offer

During the Tender Offer Period, the Offeror may change the conditions, etc. of the Tender Offer except in cases where such change is prohibited by Article 27-6, paragraph 1 of the Act and Article 13, paragraph 2 of the Cabinet Order. If the Offeror intends to change the conditions, etc. of the Tender Offer, the Offeror will issue an electronic public notice containing the details of such change and will publish to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue a public notice no later than the last day of the Tender Offer Period, the Offeror will make a public announcement by the method set forth in Article 20 of the Cabinet Office Order, followed immediately by a public notice. If the Offeror changes the conditions, etc. of the Tender Offer, the Offeror will purchase all Tendered Share Certificates, etc., including those tendered prior to the date of such public notice, upon the conditions, etc. of the Tender Offer after such change.

(F)	Method of Disclosure in Case of Submission of Amendment

If the Offeror submits an amendment to the Kanto Finance Bureau, the Offeror will immediately make a public announcement of such information contained in the amendment as relates to the content of the public notice of commencement of the Tender Offer, by the method set forth in Article 20 of the Cabinet Office Order. The Offeror will also immediately amend the Tender Offer Explanatory Statement and will deliver the amended Tender Offer Explanatory Statement to the tendering shareholders, etc. who have already received the Tender Offer Explanatory Statement prior to the amendment. However, if the amendments are limited to minor sections of the Tender Offer Explanatory Statement, the Offeror will make such amendments by preparing a document stating the reasons for such amendments, the items amended, and the amended details and by delivering such document to the tendering shareholders, etc.

(G)	Method of Disclosure of Results of Tender Offer

The results of the Tender Offer will be publicly announced by the method set forth in Article 9-4 of the Cabinet Order and Article 30-2 of the Cabinet Office Order on the date immediately following the last day of the Tender Offer Period.

(10)    Date of Public Notice of Commencement of Tender Offer

Monday, October 29, 2018

(11)    Tender Offer Agent

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo

3.	Policies after the Tender Offer and Future Prospects

(1)	Policies, etc. after the Tender Offer

For the policies, etc. after the Tender Offer, see “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer” under “1. Purpose of Tender Offer,” “(4) Policy for Organizational Restructuring after the Tender Offer (Matters Relating to the “Two-Step Acquisition”),” and “(5) Prospects and Reasons for Delisting” above.

(2)	Future Prospects

The potential effects of the Tender Offer on the Target Company’s performance are currently being analyzed. If it becomes necessary to amend the Target Company’s earnings forecasts or if any facts which should be publicly announced arise, the Offeror will promptly make a public announcement.

4.	Other Matters

(1)	Agreements Between the Offeror and the Target Company or Its Officers and Details of Such Agreements

(A)	Support for the Tender Offer

According to the Target Company’s Press Release, the Target Company, at its board of directors meeting held today, adopted a resolution to express its support for the Tender Offer and to recommend that shareholders of the Target Company tender shares in response to the Tender Offer.

For details of these decisions made by the Target Company, see the Target Company’s Press Release and “(E) Unanimous Approval of All Disinterested Directors of the Target Company” under “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” in “(B) Background of Valuation” under “(4) Basis for Valuation of Price for Tender Offer” in “2. Outline of the Tender Offer” above.

(B)	Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer

See “(2) Background, Purpose, and Decision-Making Process with respect to Conducting the Tender Offer, and Management Policy After the Tender Offer” under “1. Purpose of Tender Offer” above.

(C)	Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest

See “(Measures to Ensure Fairness of the Tender Offer, Including Measures to Ensure Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)” in “(B) Background of Valuation” under “(4) Basis for Valuation of Price for Tender Offer” in “2. Outline of the Tender Offer” above.

(2)	Other Information Required by Investors When Considering Whether to Apply for the Tender Offer

(A)	Release of “Q2 Financial Statements (Japanese GAAP) (consolidated) for Y.E. March 2019”

The Target Company released “Q2 Financial Statements (Japanese GAAP) (consolidated) for Y.E. March 2019” today. Based on the released financial statements, the details of the Target Company’s consolidated profit and loss, etc. for the relevant fiscal period are as follows. The financial statements have not been reviewed by an audit firm pursuant to the provisions of Article 193-2, paragraph 1 of the Act. The numerical information below is an extract from the Target Company’s summary of financial results. The Offeror is not in a position to verify, and has not verified, the accuracy or validity of such information. Please refer to the released financial statements for further details.

(i) Profit and loss (consolidated)

Accounting period	Q2 of Y.E. March 2019
Net sales	130,645 million yen
Cost of sales	113,928 million yen
Selling, general and administrative expenses	15,552 million yen
Non-operating income	214 million yen
Non-operating expenses	355 million yen
Quarterly net income	-297 million yen

(ii) Figures per share (consolidated)

Accounting period	Q2 of Y.E. March 2019
Quarterly net income per share	-3.69 yen
Dividend per share	0.00 yen
Net worth per share	2,110.12 yen

(B)   Amendment of Dividend Forecast for Y.E. March 2019

According to the “Notification of Amendment of Dividend Forecast (No Dividend) for Year Ending March 2019” released today by the Target Company, the Target Company, at its board of directors meeting held today, adopted a resolution to refrain from paying year-end dividends for the fiscal period ending March 2019, subject to the successful completion of the Tender Offer. For further details, see the relevant notification released by the Target Company.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation - driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2018)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

[Regulations on Solicitation]

This press release is to announce the Tender Offer to the public and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Tender Offer Explanatory Statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of any offer to buy, any securities. In addition, neither this press release (or any part of it) nor the fact of its distribution shall form the basis of or be relied on in connection with any agreement relating to the Tender Offer.

[Future Forecasts]

This press release may contain forward-looking information, which can be identified with expressions such as “expect,” “forecast,” “intend,” “plan,” “believe,” and “ contemplate,” includes expectations regarding future businesses of the Offeror or other companies. These statements are based on the Offeror’s expectations at present and are subject to change depending on future conditions. The Offeror assumes no obligation to update these statements suggesting future forecasts in order to reflect actual performance, various conditions, changes to terms and conditions, etc.

[U.S. Regulations]

The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed by the Act, which may differ from the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures or standards.

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. All or a part of the documents relating to the Tender Offer will be prepared in the English language; however, if there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.

The financial information of the Target Company contained in this press release has been prepared in accordance with the generally accepted accounting standards in Japan, and is not necessarily equivalent to financial information prepared in accordance with the generally accepted accounting standards in the U.S.

The Tender Offer is being made for the securities of the Target Company by the Offeror, both of which are companies incorporated in Japan. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Tender Offer, since these companies are located in Japan and all or most of their officers and directors are residents of Japan. You may not be able to sue these companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel these companies and their affiliates to subject themselves to a U.S. court’s judgment.

The Offeror’s financial advisor and its affiliated companies may, within their ordinary course of secondary market business and to the extent permitted under Japan’s financial instruments laws and other applicable laws and in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934, prior to the commencement of, or during the tender offer period of the Tender Offer, engage in the purchase of shares of common stock of the Target Company for their own account or for their customers’ accounts by means other than pursuant to the Tender Offer. If any information concerning such purchase is disclosed in Japan, disclosure in the English language will be made on the Company’s website or through other disclosure methods.

[Other Countries]

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.